EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - negotiations for the sale of the property in “Sakia”

Further to the description in Section 2.7.4 of the chapter containing a description of the Company’s business affairs in its periodic report for 2016, regarding the Company's real estate property in the Mesubim Junction complex - "Sakia" (the “Property") and examination of the various options available to the Company for realizing its rights in the Property, immediate notification is hereby provided that further to the contacts that the Company held with various entities for the sale of the Property, on November 26, 2017, it received a binding and irrevocable offer for the purchase of the entire Property for a total consideration of NIS 550 million plus VAT, payable in several installments (the “Offer”). The proposal is still being examined by the Company. The Company is also examining additional options for the sale of the Property or a portion thereof. The transaction shall be subject to the approval of the Company's Board of Directors in any case.

If the Company decides to accept the Offer and enters into a binding agreement for the sale of the Property, the engagement may lead to the recording of a material gain in the Company's financial statements as of the statement for 2018.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.